Exhibit 99.1

Agricultural solutions for today’s growing world

ORIGIN AGRITECH

ANNOUNCES RESIGNATION OF CEO AND SUSPENDING OF NORTH AMERICAN OFFICE

BEIJING, PEOPLES REPUBLIC OF CHINA, December 1, 2017 /PRNewswire/ -- Origin Agritech Ltd. (NASDAQ: SEED) ("the Company" or "Origin") an agricultural biotechnology trait and corn seed provider, today announced that Mr. William S. Niebur, who served the Company since April of 2016, resigned from his positions of Chief Executive Officer and director as of the end of business on November 30, 2017, to pursue new opportunities. Dr. Niebur will continue to assist the Company as a strategic consultant during a transition period. The Company thanks Dr. Niebur for his significant contributions during his tenure with the Company and will soon announce the appointment of a new Chief Executive Officer.

The Company, while continuing to seek seed trait and germplasm commercial opportunities in the United States, will be suspending its Iowa representative office and will operate its United States activities from its headquarters in Beijing, Peoples Republic of China.

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About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates breeding stations nationwide located in key crop-planting regions. Product lines are vertically integrated for corn. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They also involve risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contact:

Xin Zhou

Phone: +86-10-58907556

Email: xin.zhou@originseed.com.cn